Mail Stop 3561

March 9, 2007

Jeff Oscodar, Chief Executive Officer
Handheld Entertainment, Inc.
539 Bryant Street, Suite 403
San Francisco, CA 94107

> **Re: Handheld Entertainment, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed February 14, 2007**
> **File No. 333-140332**

Dear Mr. Oscodar:

        We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus Summary, page 1

1. We note your response to comment 2 in our letter dated February 12, 2007. Please continue to update your listing status. We note that in the Form 8-K/A filed on February 20, 2007, you state that you remain out-of-compliance with NASDAQ's listing requirements.

Acquisitions, page 2

2. We note your response to comment 15 in our letter dated February 12, 2007. Please revise to describe the escrow arrangement for the cash payments in each acquisition and disclose the amounts that were paid and will be paid. Please revise to describe the employment and independent contractor service agreements in connection with each acquisition and the salary and bonus arrangements. Please

describe the company right to force conversion. Please file the escrow and employment agreements for each acquisition; we note that you have filed only the employment agreement for Mr. Kowal.

Risk Factors, page 5

Risks Relating to Our Common Stock, page 13

3. Please add risk factor disclosure regarding your stock price volatility and your non-compliance with NASDAQ's requirements.

Selling Securityholders, page 15

4. We note your response to comment 12 in our letter dated February 12, 2007. Please revise your disclosure to include a chart similar to the chart you have provided in your written response. In this regard, please label each column rather than relying on footnotes to identify each column. In addition, please include a heading that describes the information presented in the table.

5. We note your response to comment 13 in our letter dated February 12, 2007. Please revise your disclosure to include the chart you have provided in your written response. We note you state that 1,190,272 shares were registered for resale by the selling stockholders in prior registration statements. It appears, however, that in your response to comment 12 in our letter dated February 12, 2007, the total shares issued to the selling stockholders in prior transactions (column 3) equals 613,790. Please revise or reconcile the discrepancy.

6. We note your response to comment 17 in our letter dated February 12, 2007. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Aperio Technologies and TVT Records, Inc.

Item 17. Undertakings, page II-2

7. Please revise to include the undertaking in Item 512(b) of Regulation S-K.

***

As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Harvey J. Kesner, Esq.
    Haynes & Boone, LLP